HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. Unit 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

August 3, 2007

Ms. Elaine Wolff, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Good Earth Land Sales Company

Fifth Amendment to Registration Statement on Form SB-2 AND

Request for Accelerated Effectiveness

File No. 333-139220

Dear Ms. Wolff:

On behalf of Good Earth Land Sales Company ("GELSC"), please find enclosed GELSC's Fifth Amended Registration Statement on Form SB-2.  Per the recommendation of Mr. David H. Roberts, Staff Attorney for the U.S. Securities and Exchange Commission ("SEC"), we file this Fifth Amended Registration Statement to provide the following responses to the two comments in the SEC comment letter dated August 2, 2007:

1.    We deleted the first paragraph on Page 10, as it was no longer appropriate.

2.    We revised the disclosure in the fourth full paragraph on page 10 to state the selling security holders "may rely" on Rule 144 of the Securities Act of 1933.

In addition, and after discussion with Mr. Roberts, we hereby resubmit GELSC's request for accelerated effectiveness.  By requesting accelerated effectiveness we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Elaine Wolff

Re:  Good Earth Land Sales Company

August 3, 2007

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of August 6, 2007 at 9:00 a.m. This date and time has been selected after consultation with Mr. Roberts to permit the SEC any further review

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1. Good Earth Land Sales Company SB-2/A-5

2. Exhibit 5.5: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3. Exhibit 23.5: Consent of Experts and Counsel: Independent Auditor's Consent by Randall Drake, CPA